

August 23, 2012

Via E-mail
Mr. Kenneth W. Elsberry
Chief Financial Officer
NetREIT, Inc.
1282 Pacific Oaks Place
Escondido, CA 92029

      RE: **NetREIT, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 28, 2012
               File No. 0-53673

Dear Mr. Elsberry:

      We have reviewed your response letter dated August 9, 2012, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

      After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Note 2. Significant Accounting Policies

Acquisition of Dubose Model Home Income Funds #3 LTD, Dubose Model Home Income Fund #4 LTD and Dubose Model Income Fund #5 LTD and Dubose Model Home Investors Fund #113 ("MH Income Funds"), page F-11

1.   We have reviewed your response to comment 5. It appears that you have estimated fair value of the three funds purchased at approximately $2.9 million (net assets) and you paid cash and stock that had a value of approximately $2 million. Tell us how you were able to purchase these funds below fair market value. For reference see ASC 805-30-50-1(f)(2).

2.   In your response to comment 5 you note that the Company is raising equity capital through shares of common stock at $10 per share. Please tell us how many shares of stock have been sold at $10. We may have further comment.

3. Please clarify to us how you determined that the transactions were with unrelated parties given that Mr. Dubose is now a member of your board of directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief